SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(AMENDMENT NO. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Encorium Group, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29257R 10 9

(CUSIP Number)

Kenneth M. Borow, M.D.

Encorium Group, Inc.

One Glenhardie Center, Suite 100

1275 Drummers Lane

Wayne, Pennsylvania 19087

(610) 975-9533

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 29257R 10 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth M. Borow, M.D.
2.	CHECK THE APPROPRIATE BOX IF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 898,568 8. SHARED VOTING POWER 39,000 9. SOLE DISPOSITIVE POWER 898,568 10. SHARED DISPOSITIVE POWER 39,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,065,238 (includes Options to Purchase 166,670 Shares)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a)	Title of the Security: Common Stock, $.001 par value per share.

(b)	Name of the Issuer: Encorium Group, Inc., a Delaware corporation.

(c)	The Issuer’s address of its principal executive office:

One Glenhardie Corporate Center

1275 Drummers Lane, Suite 100

Wayne, Pennsylvania 19087

Item 2. Identity and Background.

(a)	Name: Kenneth M. Borow, M.D.

(b)	Business Address:

One Glenhardie Corporate Center

1275 Drummers Lane, Suite 100

Wayne, Pennsylvania 19087

(c)	Present principal occupation and name and address of such principal occupation:

Dr. Borow is the President and Chief Executive Officer and a Member of the Board of Directors of the Issuer. The address of the Issuer is One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, Pennsylvania, 19087.

(d)	Criminal Convictions within the past five years:

Dr. Borow has not been the subject of any criminal proceeding resulting in his conviction in the previous five years from the date of the statement.

(e)	Party to a Civil Proceeding in the past five years:

During the past five years, Dr. Borow has not been a party to any civil proceeding of a judicial or administrative body with said proceeding resulting in judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Borow used his personal funds to purchase 71,000 shares of common stock at various times between June 1996 and March, 2003 to acquire shares directly.

Dr. Borow purchased 460,000 shares of common stock on August 20, 2000 from Covalent Partners, LLC. Dr. Borow obtained the funds for that purchase in a loan from Covalent Partners, LLC. In connection with the loan, Dr. Borow signed a promissory note in favor of Covalent Partners, LLC in principal amount of $1,380,000 which accrued interest at 7% per annum and was payable on August 21, 2005. The 460,000 shares purchased are collateral for the loan. On August 20, 2005, Dr. Borow and Richard D. Propper, M.D. the successor to Covalent Partners, LLC, amended the terms of the original promissory note. Pursuant to the terms of the amended promissory note, the principal amount of $1,380,000 accrued simple interest at the prime rate plus 1% per annum and was payable on August 21, 2006. On October 17, 2006, Dr. Borow and Richard D. Propper, M.D. modified the terms of the amended promissory note which is included in this filing as Exhibit 99.2. The terms and conditions of the amended promissory note dated October 17, 2006 supercedes those contained in the prior promissory note.

On July 31, 2003, Dr. Borow delivered to the Issuer 118,127 shares of previously-acquired shares of common stock as payment of the exercise price of $343,750 (based on the market price) for the purchase from the Issuer of 500,000 shares of common stock upon exercise of stock options previously granted by the Issuer to Dr. Borow. In connection with the exercise, Dr. Borow also delivered 22,305 shares of previously-acquired shares of common stock in satisfaction of his withholding tax obligations (aggregating approximately $64,907) with respect to the non-qualified portion of the options. The sole purpose for the delivery of shares by Dr. Borow to the Issuer was to pay the exercise price and withholding tax obligations in order for Dr. Borow to exercise the options prior to their expiration a few days later.

Item 4. Purpose of Transaction.

Dr. Borow is the President and Chief Executive Officer and a Director of the Issuer and may buy and sell shares of common stock from time to time. In addition, he is eligible to participate in the Issuer’s employee benefit plans, pursuant to which he may purchase common stock or receive grants of common stock or derivative securities and thereby become the beneficial owner of common stock. Dr. Borow acquired his shares of common stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

Except as set forth above, Dr. Borow has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate Number of Shares Beneficially Owned:

1,065,238 shares of common stock of which 166,670 represents shares of common stock which may be acquired upon the exercise of stock options or may be acquired upon the exercise of options with 60 days of the date of this statement.

Percentage of Securities Beneficially Owned:

(b) Dr. Borow has sole voting power and sole dispositive power over 898,568 shares of common stock reported or beneficially owned by Dr. Borow including shared dispositive power over 39,000 shares of common stock held by his wife and children.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On January 31, 2000, the Issuer granted Dr. Borow options to purchase 500,000 shares of common stock exercisable at $4.00 per share with one-thirty-sixth of the shares vesting per month beginning on February 28, 2000. This option grant expired on January 31, 2005. No shares were exercised pursuant to this stock option grant.

On March 8, 2001, the Issuer granted Dr. Borow options to purchase 50,000 shares of common stock exercisable at $1.94 per share with 25% vesting in annual increments. This stock option grant expired on March 8, 2006. No shares were exercised pursuant to the stock option grant.

On July 1, 2005, the Issuer granted Dr. Borow options to purchase 500,000 shares of common stock exercisable at $2.25 per share subject to certain time vesting requirements. Approximately 166,670 of these options are currently vested. No shares have been exercised pursuant to this stock option grant.

Dr. Borow purchased 460,000 shares of common stock on August 20, 2000 from Covalent Partners, LLC. Dr. Borow obtained the funds for that purchase in a loan from Covalent Partners, LLC. In connection with the loan, Dr. Borow signed a promissory note in favor of Covalent Partners, LLC in principal amount of $1,380,000 which accrues interest at 7% per annum and is payable on August 21, 2005. The 460,000 shares purchased are collateral for the loan. On August 20, 2005, Dr. Borow and Richard D. Propper, M.D., the successor to Covalent Partners, LLC amended the terms of the promissory note. Pursuant to the terms of the amended promissory note, the principal amount of $1,380,000 plus accrued simple interest thereon at the prime rate of interest plus 1% per annum from August 20, 2000, is payable on August 21, 2006.

On October 17, 2006. Dr, Borow and Richard D. Propper, MD modified the terms of the amended promissionary note. Pursuant to the terms of the amended promissory note dated October 17, 2006, principal in the amount of $1,000,000 plus accrued simple interest of 3% per annum from August 20, 2000, is payable on December 31, 2007.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Amended Promissory Note Dated August 20, 2005

99.2	Amended Promissory Note Dated October 17, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2006

/s/ Kenneth M. Borow, M.D.
Kenneth M. Borow, M.D.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Amended Promissory Note Dated August 20, 2005

99.2	Amended Promissory Note Dated October 17, 2006